March 11, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Independence Holding Company

Form 10-K for Fiscal Year Ended December 31, 2008

Schedule 14A

File No. 001-32244

Dear Mr. Rosenberg:

Pursuant to our conversations with the staff of the Division of Corporation Finance (the “Staff”) on February 26, 2010 and March 5, 2010 in response to question # 4 and question #8 contained in your letter (the "Comment Letter") dated December 7, 2009, regarding the above-referenced filing of Independence Holding Company ("IHC" or the “Company”); the Company hereby provides the following additional information.

QUESTION 4

Note 2. American Independence Corp., Page 80

You state that the fair value of your equity method investment in AMIC was approximately $11.5 million at December 31, 2008 while the carrying value of this investment, including associated goodwill, was approximately $45 million. It appears from disclosures in your 2007 Form 10-K that fair value of this investment has been less than carrying value at least since December 31, 2007.  It is also apparent from disclosure in your September 30, 2009 Form 10-Q that the fair value has recovered to approximately $20 million at September 30, 2009, but is still below the approximately $48 million carrying value at that date.  Given the length of time that the fair value of your investment has been below carrying value, please explain to us why you have not recorded an other than temporary loss. Please refer to paragraph 19h of APB 18 (FASB ASC 323-10-35-32).

December 31, 2008

At December 31, 2008, the market value of the 49.7% interest in AMIC owned by IHC was approximately $11,541,000. This was significantly less than IHC's carrying value of its investment in AMIC, including goodwill, of $45,439,000.  The Company believed as of that date, and continues to believe, that this impairment was temporary in nature for the following reasons:

•

IHC’s investment in AMIC is carried on the equity method of accounting.  IHC’s long-term strategy with regard to its investment in AMIC is to retain such investment for a period of time sufficient to allow for an anticipated recovery in market value. IHC has the intent and ability to do so.

•

AMIC stock suffered a large decrease in price in the fourth quarter of 2008.  It was our understanding at that time that several large investment managers were forced to liquidated their funds and sold large quantities of AMIC stock. This was evidenced by the volume of trades increasing fivefold to 8,500 shares per day from the previous three quarters of 2008, which averaged 1,700 shares per day. Given the impact of such forced sales on the quoted market price at that time, we anticipated a recovery of the quoted market value in the near future.

•

Since the management of IHC is the same as that of AMIC we have detailed insight into both the near term and long term business model and therefore the prospects for recover of the fair of AMIC stock.  The following executive officers of IHC are the same as those of AMIC: CEO, COO, CFO, CMO, Chief Actuary and General Counsel.  Based on such insight, we know that AMIC is cash flow positive and has produced operating income every year since IHC took over management, including 2008.  We believed AMIC’s ability to sustain such cash flows and prospects for future earnings growth would lead to an increased appetite for AMIC stock and recovery of our carrying value.

December 31, 2009

At December 31, 2009, notwithstanding the 67% improvement in the quoted market price for AMIC shares, given the length of time and extent the market value of AMIC has been less than our carrying value, we acknowledge that the accounting literature would ordinarily suggest that an OTTI charge could be taken for the difference between our carrying value and the current market value of AMIC.  At December 31, 2009, the carrying value of AMIC was $48.4 million versus the market value of $19.2 million.  However, given our investment strategy with regard to holding, and eventually increasing, our AMIC investment as discussed in the following paragraph, and subsequent further recovery of market value (AMIC stock price has increased by 28% subsequent to December 31, 2009) management believes the impairment at December 31, 2009 should still be considered temporary.

IHC received approval from the AMIC BOD on March 1, 2010 to increase its ownership to greater than 50%.  On March 5, 2010 IHC purchased sufficient shares in the market to increase its ownership to 50.02% of AMIC.  Accordingly, in the first quarter of 2010,  IHC will account for its investment in AMIC under the guidance in Accounting Standards Codification Topic 805-10-25 (formerly FAS 141(R)) using the acquisition method of accounting.  Based on current facts and circumstances and preliminary discussions with both our independent valuation consultants and our auditing firm, the transaction will likely result in a gain on a bargain purchase that will substantially, if not more than, offset any OTTI charge that would otherwise have been recorded at December 31, 2009.  A full valuation of AMIC’s identifiable assets and liabilities will need to be completed to determine the ultimate amount of such gain on bargain purchase.

IHC believes that the recognition of a charge for an other-than-temporary impairment on its investment AMIC in the fourth quarter of 2009 and the subsequent recording of a gain on a bargain purchase in the first quarter of 2010 would cause unnecessary confusion for IHC investors, and, therefore, not be  the best financial presentation to IHC investors. We believe that the best presentation for IHC investors would be a more pragmatic approach of recording the write down of the equity interest in AMIC to fair value as part of the acquisition transaction in the first quarter of 2010.  IHC would disclose all required details of the subsequent event in a footnote to its consolidated financial statements at December 31, 2009.

Gain on Bargain Purchase

You have asked us to provide supplement information with regard to our expected accounting.  A gain on the bargain purchase of AMIC would be recorded because we estimate that the fair value of the identifiable assets acquired and liabilities assumed will exceed the sum of: (i) IHC's equity investment in AMIC fair valued at the current market price as of the acquisition date, (ii) the consideration transferred, and (iii) the fair value of the non-controlling interest. Our preliminary estimate of the identifiable assets to be acquired and liabilities to be assumed will far exceed the current market value of all AMIC stock outstanding. We believe that this disparity exists for the following reasons:

•

AMIC is a “nano-stock” – i.e. its market cap is less than $50 million.  In addition, it is worth noting that only 800 shares traded per day during the first two months of 2010.

•

AMIC has a controlling shareholder in IHC.  Even though IHC’s ownership only recently went over 50%, the market has treated it as a controlled stock for several years. From a valuation perspective minority interests are often discounted to 50% or more from a proportionate share of the value of a business as a whole.

•

“Nano-stocks” that are also “controlled” stocks have historically traded at a discount.  This discount has been greatly increased during the recent global economic crisis, which has greatly impacted the equity markets.

•

No analysts follow AMIC.

•

Insurance companies are statistically trading at 70% of book value, and “nano/controlled” stocks would trade at an even steeper discount to book.

.

AMIC NOL’s

In addition, the staff asked the Company to clarify its position with relation to AMIC’s NOL’s.  From a market standpoint, IHC believes that a market valuation of NOL’s is generally $.10 on the dollar.   In other words, IHC believes that these NOL’s have more intangible value than can be recorded under the FAS 109 rules for deferred tax assets.

From an accounting standpoint, AMIC has recorded a deferred tax asset for the portion of NOL’s that it expects to more likely than not realize based upon current projections of earnings.  Prior to IHC’s first acquired interest in AMIC, AMIC had a valuation allowance on all of its existing NOL’s.  The valuation allowance was reduced and a deferred tax asset was recorded upon the acquisition by AMIC of its insurance operations in 2002 from IHC when it was more likely than not to have projected earnings that would utilize the NOLs.  The valuation allowance was subsequently reduced for additional acquisitions of operating companies and adjustments to projected income.

QUESTION 8

Equity Awards, page 16

The Company will update and incorporate its response in its original letter dated December 18, 2009 in the applicable disclosures for its future filings on Schedule 14A.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) comments of the Commission’s Staff, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to a filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 358-8000.

Very truly yours,

/s/ Teresa A. Herbert

Senior Vice President

Chief Financial Officer